UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009.
Commission File Number 000-50656
InNexus Biotechnology Inc.
(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.

(Registrant)

Date October 28, 2009	By	/s/ David Petulla (Signature)*
David Petulla
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Consolidated Financial Statements
(Expressed in Canadian dollars)
INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Index to Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	i

Consolidated Balance Sheets June 30, 2009 and 2008	1

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended June 30, 2009, 2008 and 2007 and the Period from incorporation on July 20, 1997 to June 30, 2009	2

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2009, 2008 and 2007	3

Consolidated Statements of Cash Flows for the years ended June 30, 2009, 2008 and 2007 and the Period from incorporation on July 20, 1997 to June 30, 2009	4

Notes to Consolidated Financial Statements	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
InNexus Biotechnology Inc.
Scottsdale, Arizona
We have audited the accompanying consolidated balance sheets of InNexus Biotechnology Inc. and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of operations and comprehensive income (loss), shareholders’ equity, and cash flow of InNexus Biotechnology Inc. for the year ended June 30, 2007, were audited by other auditors whose report, dated October 19, 2007, on those financial statements included an explanatory paragraph that expressed substantial doubt about the Company’s ability to continue as a going concern.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InNexus Biotechnology Inc. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2009, in conformity with Canadian generally accepted accounting principles.
We have also audited the combination in the statements of operations and comprehensive income (loss), cash flows, and shareholders’ equity of the amounts as presented for the years ending June 30, 2009 and 2008 with the amounts for the corresponding statements for the period from inception (July 20, 1997) through June 30, 2007. In our opinion the amounts have been properly combined for the period from inception (July 20, 1997) through June 30, 2009.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited revenue and has incurred substantial losses from operations and is in the development stage. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
HEIN & ASSOCIATES LLP
Denver, Colorado
October 28, 2009

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	June 30,	June 30,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$124,344	$3,121,819
Cash held in trust	8,631	461,188
Prepaid expenses and other	102,597	162,269

Total current assets	235,572	3,745,276

Property and equipment, net (note 3)	1,867,317	2,383,106

Intangible assets, net	2,580,623	78,119

TOTAL ASSETS	$4,683,512	$6,206,501

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,279,283	$318,503
Accrued liabilities	678,467	617,068
Dividend payable (note 9(c))	166,464	603,541
Loan payable, net of discount of $166,451 (note 6(b))	903,049	—
Debt portion of preferred shares (note 9(c))	2,706	424

Total current liabilities	4,029,969	1,539,536

Convertible debentures, net of discount of $1,995,489 (note 6(a))	2,571,511	—

Total liabilities	6,601,480	1,539,536

Shareholders’equity:
Common shares, no par, unlimited shares authorized, 70,012,835 issued and outstanding (June 30, 2008 — 69,621,116) (note 9(a))	14,543,614	14,532,157
Preferred shares — exchangeable, no par, 6,917,188 shares authorized 1,866,875 issued and outstanding (June 30, 2008 — 2,258,594) (note 9(b))	48,829	60,286
Preferred shares — series A convertible, no par, 27,500 shares authorized, 3,325 issued and outstanding (June 30, 2008 — 22,565) (note 9(c))	1	1
Equity component of convertible debentures (note 6(a))	1,632,324	—
Equity component of loan payable (note 6(b))	194,513	—
Contributed surplus	8,128,860	8,523,406
Deficit accumulated during the development stage	(26,466,109)	(18,448,885)

Total shareholders’ equity (deficit)	(1,917,968)	4,666,965

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$4,683,512	$6,206,501

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board of Directors:

“Jeff Morhet” JEFF MORHET	Director	“David Warden” DAVID WARDEN	Director

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2009	2008	2007	2009

Revenues
License fees	$—	$—	$15,274	$281,940
Other		1,010	—	1,010

Total revenues	—	1,010	15,274	282,950

Operating expenses (note 12)
Reimbursements received for development commitment (note 8(a))	—	(2,709,988)	(638,727)	(3,322,653)
Research and development	2,305,354	3,813,259	1,361,628	8,916,647
Research and development — related party (note 7)	—	—	766,912	2,076,735
General and administrative	4,388,744	4,511,284	3,335,559	16,747,089
General and administrative — related party (note 7)	8,227	98,685	322,510	835,110

Total operating expense	6,702,325	5,713,240	5,147,882	25,252,928

Operating loss	(6,702,325)	(5,712,230)	(5,132,608)	(24,969,978)

Other income (expense):
Interest income	3,306	77,248	159,431	292,439
Interest expense (note 9(c))	(1,314,323)	(252,660)	(198,833)	(1,937,153)
Gain (loss) on sale of investments and other	(3,882)	—	—	148,583

Total other expense	(1,314,899)	(175,412)	(39,402)	(1,496,131)

Net loss and comprehensive loss	$(8,017,224)	$(5,887,642)	$(5,172,010)	$(26,466,109)

Basic and diluted loss per share (note 10)	(0.11)	(0.11)	(0.13)

Weighted average number of common shares outstanding (note 10)	75,286,829	55,258,560	43,942,846
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

										Deficit
			Preferred shares		Preferred shares			Equity component	Equity	accumulated
	Common shares		exchangeable		series A convertible		Contributed	of convertible	component of	during the
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	debentures	loan payable	development stage
BALANCES, June 30, 2006	25,881,239	4,827,936	6,917,188	468,276	27,500	1	3,222,143	—	—	(7,389,233)

Conversion of Series A — convertible preferred shares @ $0.25 (note 9(c))	1,974,000	435,815	—	—	(4,935)	—	(435,815)	—	—	—
Issuance of convertible prepaid warrants @ $0.45, net of issuance costs (note 9(e))	—	—	—	—	—	—	5,117,856	—	—	—
Exercise of convertible prepaid warrants, @ $0.45 (note 9(a))	10,432,105	3,297,293	—	—	—	—	(3,297,293)	—	—
Exercise of stock options @ $0.25 to $0.55 (note 9(d))	1,306,664	426,000	—	—	—	—	—	—	—	—
Exercise of preferred shares — exchangeable	4,158,594	281,528	(4,158,594)	(281,528)	—	—	—	—	—	—
Exercise of stock warrants @ $0.30 to $0.55 (note 9(e))	6,741,953	1,101,640	—	—	—	—	—	—	—	—
Issued for contract services @ $0.60	10,000	6,000	—	—	—	—	—	—	—	—
Issued for fixed assets @ $1.07 (note 3)	496,808	531,584	—	—	—	—	168,942	—	—	—
Issued for contract agreement @ $0.97 (note 9(a))	1,096,890	1,065,670	—	—	—	—	—	—	—	—
Stock-based compensation (note 9(d))	—	—	—	—	—	—	705,918	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(5,172,010)
Preferred shares — series A debt accretion (note 9©)	—	—	—	—	—	—	(26)	—	—	—

BALANCES, June 30, 2007	52,098,253	11,973,466	2,758,594	186,748	22,565	1	5,481,725	—	—	(12,561,243)

Issuance of common shares @ $0.22 and stock warrants to CEO, net of issuance costs	1,136,363	168,289	—	—	—	—	76,624	—	—	—
Conversion of Preferred Shares — Exchangeable	500,000	126,462	(500,000)	(126,462)	—	—	—	—	—	—
Preferred shares — series A debt accretion (note 9(c))	—	—	—	—	—	—	(397)	—	—	—
Issuance of common shares @ $0.25, prepaid stock warrants, and stock warrants, net of issuance costs	15,720,000	2,149,940	—	—	—	—	2,066,968	—	—	—
Exercise of stock options @ $0.30	166,500	114,000					(64,050)
Stock-based compensation (note 9(d))	—	—	—	—	—	—	962,536	—	—
Net loss	—	—	—	—	—	—	—	—	—	(5,887,642)

BALANCES, June 30, 2008	69,621,116	14,532,157	2,258,594	60,286	22,565	1	8,523,406	—	—	(18,448,885)

Conversion of Preferred Shares — Series A @ $0.25	—	—		—	(19,240)		(846,640)
Preferred shares — series A debt accretion (note 9(c))	—	—	—	—	—	—	(3,371)	—	—
Exercise of preferred shares — exchangeable (note 9(b))	391,719	11,457	(391,719)	(11,457)	—	—		—	—
Equity component of convertible debentures								1,632,324
Equity component of loan payable									194,513
Stock-based compensation (note 9(d))							455,465
Net loss										(8,017,224)

BALANCES, June 30, 2009	70,012,835	$14,543,614	1,866,875	$48,829	3,325	$1	$8,128,860	$1,632,324	$194,513	$(26,466,109)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2009	2008	2007	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(8,017,224)	$(5,887,642)	$(5,172,010)	$(26,466,109)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	409,724	501,753	273,940	1,551,246
Accrued dividends preferred shares — series A	142,234	244,454	198,758	841,075
Accrued interest on debt	278,288			278,288
Stock based compensation	344,289	917,527	705,918	2,660,315
Unrealized foreign exchange loss	—	—	—	12,470
Shares received for license fees	—	—	—	(266,666)
Common stock for contract services	—	—	6,000	6,000
Non cash interest and accretion on debt	751,755	—	—	762,763
(Gain) loss on assets	3,882	—	—	(43,246)
Financing costs by issuance of warrants	—	—	—	90,000
Changes in non-cash operating working capital:
Accounts receivable	13,881	(43,628)	7,500	(138,150)
Prepaids and other assets	498,349	(401,349)	(56,436)	39,884
Accounts payable and accrued liabilities	2,258,029	85,019	481,084	2,548,037
Commitment for drug development	—	(3,861,239)	1,492,142	(2,369,097)

Net cash used in operating activities	(3,316,793)	(8,445,105)	(2,063,104)	(20,493,190)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash restricted for drug development	—	2,546,502	(2,546,502)	—
Proceeds on sale of assets	24,390	—	—	338,768
Purchase of equipment	(86,571)	(1,174,125)	(834,419)	(2,525,271)
Proceeds from royalty contract		2,528,750		2,528,750
Capitalized development costs	(1,395,917)	—	—	(1,395,917)
Technology rights	—	—	—	(139,939)

Net cash provided by (used in) investing activities	(1,458,098)	3,901,127	(3,380,921)	(1,193,609)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	—	—	—	300,479
Proceeds from secured notes	610,312	—	—	1,184,554
Proceeds from sale of convertible debentures	1,167,104	—	—	1,167,104
Proceeds from option exercise	—	49,950	426,000	483,450
Proceeds from equity financing	—	5,180,000	7,602,635	19,953,865
Issuance costs	—	(424,704)	(317,469)	(1,278,309)

Net cash provided by financing activities	1,777,416	4,805,246	7,711,166	21,811,143

Increase (decrease) in cash and cash equivalents	(2,997,475)	261,268	2,267,141	124,344
Cash and cash equivalents, beginning of period	3,121,819	2,860,551	593,410	—

Cash and cash equivalents, end of period	$124,344	$3,121,819	$2,860,551	$124,344

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2009	2008	2007	2009
Supplementary information
Interest paid	$—	$—	$—	$—
Taxes paid	—	—	—	—
Non-cash investing and financing activities:
Capitalized compensation and depreciation	338,035	45,009	—	383,044
Shares issued for property and equipment		—	531,584	531,584
Warrants issued for property and equipment		—	168,942	168,942
Warrants issued for debt	194,513			194,513
Shares issued upon exercise of stock options		64,050	—	64,050
Issuance costs in accounts payable		293,475	—	293,475
Shares isssued upon exchange or conversion of preferred shares	11,457	126,462	717,343	855,262
Shares issued upon exchange of prepaid warrants		—	3,297,293	3,297,293
Warrants for issuance costs		146,186	56,149	202,335
Shares issued on conversion of bridge loan	—	—	—	250,000
Shares issued for business combination, net of cash acquired	—	—	—	220,098
Shares issued in settlement of debts	—	—	—	409,957
Shares issued for technology rights	—	—	—	275,000
Technology rights acquired with future debt payments	—	—	—	161,620
Exchange of preferred stock-Series A into convertible debentures	846,639	—	—	846,639
Services provided by directors and employees in exchange for convertible debentures	886,000	—	—	403,000
Services provided by directors and employees in exchange for bridge loan	459,188	—	—	459,188
Accrued dividends exchanged for convertible debentures	579,311	—	—	579,311
Capitalized expenses remaining in accounts payable at June 30, 2009	831,048	—	—	831,048
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
1.	Organization and Liquidity:
InNexus Biotechnology Inc. (“InNexus,” “IXS” or the “Company”) is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM”) technology. DXLTM technology seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.
In light of significant operating losses incurred in past years and the Company’s difficulty in generating revenues and in attaining positive cash flows from operations, there is significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to realize its assets and discharge its liabilities depends on its ability to generate revenues and positive earnings and realize its strategic operating plans. Its ability to continue as a going concern also depends on its ability to obtain additional financing to meet its cash requirements as necessary. Over the past year, the Corporation has completed several financings and has restructured its operations to substantially reduce expenses going forward. Management is continuing its efforts to obtain additional financing as necessary. However, the Company has no assurance that it will be able to realize its strategic operating plans and generate revenues. As a result, it will require additional financing and there is no assurance that the Company will be able to obtain such additional financing, when required.
2.	Significant accounting policies:
(a)	Basis of presentation:
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. (“IXI”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”) and InNexus Bioscience (Barbados) Inc., Barbados corporations, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.
Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus’ transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI’s incorporation on July 20, 1997 to June 30, 2003 reflect IXI’s results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
2.	Significant accounting policies (continued):
(b)	Development stage enterprise:
The accompanying consolidated financial statements have been prepared in accordance with the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (AcG-11) Enterprises in the Development Stage.
(c)	Cash and cash equivalents:
Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Cash held in trust represents funds of the Company which are disbursed upon final closing of legal processes such as private placement agreements. Periodically, the Company’s cash balances may be in excess of federally insured limits. At June 30, 2009, the Company’s cash and cash equivalent balances included US$99,421 in United States dollars.
(d)	Property and equipment:
Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset	Rate

Laboratory equipment	five years
Computer hardware and software	three years
Office equipment	five years
Leasehold improvements	ten years
Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.
(e)	Technology rights:
Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.
Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization. Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
2.	Significant accounting policies (continued):
The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.
(f)	Impairment or disposal of long-lived assets:
The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.
(g)	Development contract:
During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to an undeveloped product (note 8(a)). The contract carries milestones which, if achieved, will trigger additional proceeds. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. As a result, the Company recognized deferred proceeds as a commitment for drug development on the balance sheet and applied costs incurred for applicable development costs. As of June 30, 2009, all deferred proceeds have been applied to development costs. At the time the Company can establish precedence for the use of this type of contract as a recurring operating activity, deferred proceeds may be recognized as revenue in accordance with contractual reporting standards.
(h)	Financial instruments:
The carrying amounts of financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses and contractual commitments approximate fair value due to the short maturity of these instruments.
(i)	Revenue recognition:
Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other party.
(j)	Stock-based compensation:
The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes Option Pricing Model.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
2.	Significant accounting policies (continued):
Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are remeasured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period. All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.
(k)	Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. A valuation allowance is provided if it is more likely than not that some or all of the future tax asset will not be realized.
(l)	Comprehensive income:
Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.
(m)	Net loss per common share:
Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.
(n)	Foreign currency translation:
The Company’s functional currency is the United States dollar. Reported balances for financial reporting have been translated into Canadian dollars using a convenience translation adjustment at the exchange rate as reported by the Bank of Canada as of the date of the balance sheet.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
2.	Significant accounting policies (continued):
(o)	Use of estimates:
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of capitalized product development costs, technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.
(p)	Reclassifications:
Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net loss, loss per share or cash flows.
(q)	International Financial Reporting Standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. InNexus will be required to report interim and annual financial statements relating to fiscal periods beginning on July 1, 2011. The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.
(r)	Recent Accounting Pronouncements:
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.
CICA Handbook Section 1582, Business Combinations, establishes the standards for the accounting of business combinations, and stated that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at acquisition date fair value. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standard on business combinations. The Company will be required to adopt this standard prospectively for business combinations with acquisition dates no later than April 1, 2011. The Company is currently assessing the impact of adopting this standard on the financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
2.	Significant accounting policies (continued):
CICA issued Handbook Section 1602, Non-Controlling Interests establishes the standards for accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on April 1, 2011. The Company is assessing the impact of adopting this standard on the financial statements.
(s)	Changes in Accounting Policies:
The following CICA Handbook Sections were adopted by the Company on July 1, 2008. The impact of the adoption of these sections on the Company’s consolidated financial statements is presented below.
CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The disclosure required by the standard is provided in the Note 17 of the financial statements.
CICA Handbook Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Statements — Presentation, replace Handbook Section 3861, Financial Statements — Disclosure and Presentation. The replacement revises and enhances disclosure requirements and carries forward unchanged the existing presentation requirements. The disclosure required by the standard is provided in the Note 16 of the financial statements.
As of July 1. 2008, the Company chose to adopt early the CICA Handbook Section 3064, Goodwill and Intangible Assets, which replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an intangible asset and the criteria for asset recognition as well as classifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. The change as result of early adoption of accounting standard in respect of development costs has been applied. The impact of adopting this standard had been to capitalize $2,565,000 of development costs related to the DXL625 product during 2009.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
3.	Property and equipment:
Equipment consists of the following at June 30:

	2009	2008
Laboratory equipment	$1,997,355	$2,028,472
Computer hardware and software	159,374	154,772
Office equipment	223,053	223,054
Leasehold improvements	734,535	734,535

	3,114,317	3,140,833

Accumulated amortization	(1,247,000)	(757,727)

Total equipment, net	$1,867,317	$2,383,106

For the years ended June 30, 2009, 2008 and 2007, the Company recorded $347,229, $386,441 and $158,630 of amortization expense related to property and equipment.
4.	Intangible Assets:
Intangible assets consist of the following at June 30:

	2009	2008
Capitalized product development costs	$2,565,000	$0
DXL™ rights	254,076	254,076
1F7 rights	10,000	10,000
additional antibodies	312,482	312,482

	3,141,558	576,558

Accumulated amortization	(560,935)	(498,439)

Technology rights, net	$2,580,623	$78,119

Estimated aggregate amortization expense for technology rights for subsequent years is as follows:

2010	15,623
For the years ended June 30, 2009, 2008 and 2007, the Company recorded $62,496, $115,312 and $115,312 of amortization expense related to technology rights.
In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.
5.	Accounts payable and accrued liabilities:
The Company’s accounts payable and accrued liabilities balances at June 30, 2009 and 2008 included amounts of US$2,134,258 and US$308,866, respectively, payable in United States dollars.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
6.	Convertible debentures and loans:
(a)	Convertible debentures:
On November 21, 2008, in a private placement, the Company issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $586,948, satisfaction of accrued and future expenses of $483,000 relating to services provided by board members and senior management of the Company and applied redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 9(c)). A non-related party received a $9,100 finder’s fee in accordance with policies of the TSX Venture Exchange.
On December 19, 2008 in a private placement, the Company issued $1,696,000 of unsecured convertible debentures. The notes mature on November 20, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $487,155 applied redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.
On January 23, 2009 in a private placement, the Company issued $503,000 of unsecured convertible debentures. The notes mature on January 23, 2011 and accrue interest at 10% payable quarterly beginning January 23, 2010. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $93,000 and $403,000 of the placement was made with board members and senior management of the Company to satisfy accrued expenses for services provided.
In accordance with applicable standards, the debentures were accounted for in accordance with their substance and the liability and equity components on the relative fair values of each instrument. The value of the equity component of the debentures was determined, at the time of their issuance, by calculating the future conversion rights using the Black-Scholes model and the following assumptions on the date of issuance:

Dividend yield	0.0%
Risk-free interest rate	1.19–1.85%
Expected life (years)	2
Expected volatility	104%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
6.	Convertible debentures and loans (continued):
The debt is shown net of the amount allocated to equity. The debentures contain various specific covenants primarily related to payment of the debentures and restrictive covenants related to the nonpayment of dividends and the issuance of any debt without the written consent of the majority of the debenture holders.
(b)	Loan payable:
On March 25, 2009, the Company entered into a loan facility with a group of investors for an aggregate amount of up to USD$2.5 million. The loan facility bears interest at 12.5% payable in cash or in common shares of the Company and matures 6 months from the date of drawdown. The Company is entitled to extend the term for a further 6 months. The loans are repayable at any time subject to a 5% penalty. In connection with the loan, the Company issued to the lenders common share purchase warrants obtained by 1) dividing each lender’s loan value by b) the then prevailing market price c) multiplied by 25%. Each warrant will entitle the holder to acquire one common share of InNexus at a price equal to the greater of $0.10 or the then prevailing market price. The purchase warrants are exercisable for the earlier of a period of 60 months from closing or complete repayment of the total loan. Proceeds of the loan facility were used for paying current liabilities and operating expenses for the Company’s continued research and development programs. At June 30, 2009, the Company had borrowed US$920,000 and issued 3,056,882 warrants under the loan facility, of which US$395,000 was borrowed from senior management of the Company. The loans are secured by all of the Company’s present and after acquired personal property of every nature and kind including, without limitation, all equipment, intellectual property, vehicles and accounts receivable. The loans are secured by all of the Company’s present and after acquired personal property of every nature and kind including, without limitation, all equipment, intellectual property, vehicles and accounts receivable. The loans contain various specific convenants that include: the repayment of the loans and related interest; cannot sell or dispose of assets over CAD$250,000 other than in the normal course of business; cannot declare or pay any dividends on shares of InNexus’ capital stock; cannot redeem, retire, or purchase any shares of InNexus’ stock; the remuneration payable to any employee/officer cannot increase more than 15% unless approved by an independent compensation committee; must maintain corporate existence and provide information available to the Board of Directors to the loan holders based upon reasonable requests.
In accordance with applicable standards, the loans were accounted for in accordance with their substance and the liability and equity components on the relative fair values of each instrument. The value of the equity component of the transaction was determined by valuing the warrants, at the time of their issuance, using the Black-Scholes model and the following assumptions on the date of issuance:

Dividend yield	0.0%
Risk-free interest rate	1.78%–2.77%
Expected life (years)	5
Expected volatility	118%
The fair value of the warrants is presented as part of the Shareholders’ equity.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
6.	Convertible debentures and loans (continued):
The following table presents a summary of the Company’s convertible debentures and loans, net of discounts, as of June 30,

	2009
Convertible Debentures	Liability component	Equity component
Balance, beginning of year	$—	$—
Issuance of debentures	1,847,819	1,632,324
Interest accretion	723,692	—

Balance, end of year	2,571,511	1,632,324

Current portion	—	—

Long-term portion	$2,571,511	$1,632,324

	2009
Loan payable	Liability component	Equity component
Balance, beginning of year	$—	$—
Net borrowings	874,987	194,513
Interest accretion	28,062	—

Balance, end of year	903,049	194,513

Current portion	903,049	—

Long-term portion	$—	$194,513

7.	Related parties:
Consulting expenses of $8,227, $98,685, and $322,510 were recognized by the Company for various services provided by related parties during the years ended June 30, 2009, 2008 and 2007, respectively.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
8.	Commitments and contingent liabilities:
(a)	Development commitments:
On June 6, 2007, the Company sold to RP Dynamic™Cross-Linking LP (“Royalty Pharma” — an unrelated party) rights to potential future revenues for DXL™ products to be developed with the Company’s technologies using two antibodies to be selected by Royalty Pharma. Royalty Pharma purchased rights to the first antibody on June 6, 2007 and exercised its option for the purchase of rights to the second antibody on February 7, 2008. The sales entitle Royalty Pharma to 50% of the revenues of DXL™ products developed from each of the selected antibodies.
Sale proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody within twelve months of meeting the potency target, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products.
The Company received US$2,000,000 in June 2007 for the sale rights to the first antibody product and US$2,500,000 in February 2008 for the second. All proceeds were restricted until spent on research and development activities and were reported as a commitment for drug development on the balance sheet. In February 2008, InNexus met accounting criteria for capitalization of its first antibody, DXL625, and began capitalization of unreimbursed development expenses in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets. For the year ended June 30, 2008, all capitalizable development costs were reimbursed from the Royalty Pharma; thus, no capitalized development costs were recognized at June 30, 2008. During the year ended June 30, 2009, the Company capitalized $2,565,000 in unreimbursed development expenses.
Development costs for products giving rise to royalties under the contract during the years ending June 30, 2009, 2008 and 2007 included expenses of $0, $2,735,530 and $180,174, respectively, reimbursed capitalized development costs of $0, $1,310,905 and $0, respectively and capitalized equipment costs of $0, $918,437 and $458,553, respectively.
In March 2008 at the annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of June 30, 2009, no additional proceeds had been received, and no additional compensation was owed.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
8.	Commitments and contingent liabilities (continued):
Technology rights:
In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron, which subsequently became a related party. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of June 30, 2009, no such royalties had become payable by the Company.
(b)	Leases:
The Company has entered into operating leases for office and laboratory space located at the Mayo Clinic’s MCCRB Building in Scottsdale, Arizona with non-cancelable lease payments of US$ 46,710 per month through September 2016. Aggregate minimum annual lease commitments under non-cancelable operating leases as of June 30, 2009 are as follows:

US$

2010	$560,520
2011	560,520
2012	560,520
2013	560,520
2014	560,520
Thereafter	1,261,170

$4,063,770

Gross expenses incurred under operating leases were (CAN$) $879,923, $724,229 and $614,086 for the years ended June 30, 2009, 2008 and 2007, respectively. For the year ended June 30, 2009, the Company received $166,274 and $79,275 for the year ended June 30, 2008 of sub-lease income against gross rent expense.
(c)	Contingent liabilities:
From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks.
Subject to the uncertainty inherent in all litigation, the Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.	Share capital:
(a)	Common shares:
At June 30, 2009, 491,055 common shares remain in escrow in accordance with terms of their June 2003 issuance. These remaining common shares were released July 2, 2009.
As of June 30, 2009, 1,866,875 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.
In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.	Share capital (continued):
In June 2007, as part of an agreement for the sale of future revenue rights (Note 8(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.
In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 9(e)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. As of June 30, 2008, 10,432,105 of the 12,078,500 prepaid warrants were converted into common shares.
In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant entitled the holder to purchase one common share for $0.30 until expiry in September 2006. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.
(b)	Exchangeable preferred shares:
Exchangeable preferred shares are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.
At June 30, 2009, 1,399,687 exchangeable preferred shares remain in escrow in accordance with terms of their June 2003 issuance. These shares in escrow were released in July 2009.
(c)	Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants
Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. During the years ended June 30, 2009, 2008 and 2007 $142,234, $244,379 and $198,833 of dividends, respectively, were accrued.
Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.	Share capital (continued):
Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on” conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At June 30, 2009, 2008 and 2007 the allocation of the shares’ value to the debt component was $2,706, $424 and $27, respectively, as reported in current liabilities.
The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%
Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.
On November 21, 2008, in a private placement, the Company issued $1,691,000 of unsecured convertible debentures. For the notes, the Company received cash proceeds of $406,528, and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466. On December 19, 2008 in a private placement, the Company issued $1,696,000 of unsecured convertible debentures. For the notes, the Company received cash proceeds of $487,155, applied a redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. (note 6(a)). For the total issuance, the difference between the debentures issued of $3,387,000 and the cash proceeds, redemptions of preferred shares, fees related to the placement and accrued dividends was $1,086,848 which was recorded as a discount to the debentures to be charged to interest expense over the life of the convertible debentures.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.	Share capital (continued):
(d)	Stock options:
At June 30, 2009, InNexus Biotechnology Inc. has a stock option plan which is described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Year ended June 30,
	2009	2008	2007

Total cost of stock options during the year	$455,464	$917,523	$705,918

Amounts charged against income, before income tax benefit	$455,464	$917,523	$705,918
InNexus Biotechnology Inc.’s Stock Option Plan (the “Plan”) was approved by the shareholders on December 20, 2005 and last amended by the shareholders on June 30, 2009. The plan permits the grant of common share options for up to 13,924,223 shares of common stock. Stock option awards are granted with an exercise price at or above the market price of the Company shares at the date of grant. All option grants have a graded vesting schedule whereby each grant vests ratably over an eighteen month period. Certain share options provide for accelerated vesting if there is a change in control (as defined in the Plan).The fair value of each share option award is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions noted in the following table. Because fair value pricing models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of InNexus’ shares and other factors such as expected changes in volatility arising from planned changes in InNexus’ business operations. InNexus uses historical data to estimate share option exercise and employee departure behavior used in the Black-Scholes option pricing model; groups of Plan participants (employees and non-employees) that have similar historical behavior are considered separately for valuation purposes. The expected term of share options granted is estimated as the average midpoint between vesting dates and expiration dates for the grant; it represents the estimated period of time that the options are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Government of Canada marketable bonds with an average yield of the expected lives of the options as reported by the Bank of Canada. The range of exercise prices for the stock option awards are $0.06 to $0.71 as of June 30, 2009.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.	Share capital (continued):

	Year ended June 30,
	2009	2008	2007

Expected volatility	76 - 120%	90 - 116%	75 - 83%

Weighted-average volatility	89%	99%	75%

Expected dividends	—	—	—

Expected term (in years)	1.4 - 5 years	1.4 - 2.9 years	2 - 5 years

Risk-free rate	0.78% - 3.27%	2.85 - 4.57%	3.89 - 4.60%

Expected forfeiture rate	1 - 11%	6 - 11%	—

Weighted-average issuance fair value	$0.13	$0.13	$0.17

Total Intrinsic value of options exercised	—	—	$114,700

Total fair value of options vested	$420,442	$1,667,890	$705,354
A summary of share option activity under the Plan as of June 30, 2009 and changes during the year then ended is presented below:

			Weighted-
		Weighted-	average
		average	Remaining
	Number of	Exercise Price	Contractual	Aggregate
	Options	($)	Term (Years)	Intrinsic Value

Outstanding at July 1, 2008	7,573,509	$0.39	3.38	—

Granted	5,429,000	$0.09	4.32	—

Exercised	—	$0.00	—	—

Forfeited	(1,640,759)	$0.28	2.07	—

Expired	(220,000)	$0.81	—	—

Outstanding at June 30, 2009	11,141,750	$0.25	3.55	—

Exercisable at June 30, 2009	6,771,976	$0.35	2.77	—

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.	Share capital (continued):
A summary of the status of InNexus’ non-vested stock options as of June 30, 2009, and changes during the year then ended is as follows:

		Weighted-
		average Grant
	Number of	Date Fair Value
	Options	($)

Nonvested at July 1, 2008	3,541,366	$0.13

Granted	5,429,000	$0.06

Vested	(3,923,072)	$0.11

Forfeited	(677,520)	$0.10

Nonvested at June 30, 2009	4,369,774	$0.06
As of June 30, 2009, there was $239,378 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.6 years.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.   Share capital (continued):
(e) Share purchase warrants:
For the year ended June 30, 2009:

Exercise	Exercise				Expired/
Expiry Date	price	June 30, 2008	Granted	Exercised	forfeited	June 30, 2009

August 10, 2008	0.50	177,778	—	—	(177,778)	—
August 25, 2008*	0.50	6,366,317	—	—	(6,366,317)	—
March 15, 2009	1.17	322,925	—	—	(322,925)	—
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	1,136,363	—	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	1,320,200	—	—	—	1,320,200
June 17, 2013	0.35	19,720,000	—	—	—	19,720,000
April 1, 2014	0.10		500,000	—	—	500,000
April 2, 2014	0.10		483,397	—	—	483,397
April 29, 2014	0.10		253,876	—	—	253,876
May 1, 2014	0.10		179,052	—	—	179,052
May 14, 2014	0.10		355,426	—	—	355,426
May 27, 2014	0.10		93,329	—	—	93,329
May 28, 2014	0.10		135,401	—	—	135,401
June 1, 2014	0.10		424,750	—	—	424,750
June 12, 2014	0.10		164,727	—	—	164,727
June 19, 2014	0.10		232,085	—	—	232,085
June 30, 2014	0.10		234,839	—	—	234,839
None	0.00	5,646,395	—	—	—	5,646,395

		40,932,978	3,056,882	—	(6,867,020)	37,122,840

For the year ended June 30, 2008:

Exercise	Exercise				Expired/
Expiry Date	price	June 30, 2007	Granted	Exercised	forfeited	June 30, 2008

September 6, 2007	0.30	1,605,000	—	—	(1,605,000)	—
August 10, 2008	0.50	177,778	—	—	—	177,778
August 25, 2008*	0.50	6,366,317	—	—	—	6,366,317
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	—	1,136,363	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	—	1,320,200	—	—	1,320,200
June 17, 2013	0.35	—	19,720,000	—	—	19,720,000
None	0.00	1,646,395	4,000,000	—	—	5,646,395

		16,361,415	26,176,563	—	(1,605,000)	40,932,978

*   65% warrants must be remitted in sufficient numbers to allow issuance of common shares at their 100% equivalent units. All warrants reported are reported as 100% equivalent units.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
9.   Share capital (continued):
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.
The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
In the fourth quarter of fiscal year 2009, the Company issued 3,056,882 stock purchase warrants to lenders related to loans made to the Company. The warrants were issued by 1) dividing each lender’s loan value by b) the then prevailing market price c) multiplied by 25%. The warrant price was equal to the greater of $0.10 or the previous day closing market price of the Company’s common stock. The stock purchase warrants are exercisable for the earlier of a period of 60 months from closing or complete repayment of the total loan.
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
10.	Net loss per share:

Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, options and convertible preferred shares representing 5,556,499, 10,550,972, and 19,685,719 incremental shares for the years ending June 30, 2009, 2008 and 2007, respectively, have been excluded from the computation of diluted loss per share as they are antidilutive due to the losses generated. In fiscal 2009, 2008 and 2007, net loss available for common shareholders has been increased by $144,234, $244,454 and $359,087, respectively, for accrued dividends payable to shareholders of preferred stock — Series A.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
11.	Income taxes:
Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.
(a)	The significant components of the Company’s future income tax assets and liabilities at June 30, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets (liabilities):
Equipment and other assets	$50,000	$57,000
Share issue costs	192,000	377,000
Capitalized development cost	(950,000)
Tax effect of losses carried forward:
Canada	1,400,000	1,300,000
United States	6,400,000	1,500,000

Total future income tax assets	7,092,000	3,234,000

Valuation allowance	(7,092,000)	(3,234,000)

Future income tax assets, net of allowance	$—	$—

(b)
Income tax expense (recovery) before valuation allowances differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 30.32% to loss before income taxes. The difference results from the following:

	Year ended June 30,
	2009	2008	2007

Expected income tax (recovery)	$(2,490,000)	$(1,785,000)	$(1,577,000)
Difference resulting from:
Share issuance costs	(90,000)	(95,000)	(63,000)
Increase in valuation allowance and other	2,580,000	1,880,000	1,640,000

Future income taxes (recovery)	$0	$0	$0

(c)	The Company has the following approximate unused Canadian tax deductions available as at June 30, 2009:

Share issue costs	630,000
Other	150,000

Future Canadian income deductions	$780,000

At June 30, 2009, the Company has available losses for tax purposes in Canada of approximately $4,700,000 which may be applied to reduce Canadian taxable income until 2029. The Company has US net operating losses of approximately US$14,900,000 which may be applied to reduce US taxable income until 2029. The use of the Company’s net operating loss carry forwards may be limited due to issuances of equity securities and related changes in ownership.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
12.	Operating expenses:

The Company’s operating expenses consist of the following:

	Year ended June 30,
	2009	2008	2007
Research and development:
Compensation	$612,398	$815,957	$146,395
Benefits and payroll taxes	43,673	200,083	25,445
Amortization expense	256,855	344,843	87,036
Communications	1,201	21,468	—
Conferences and employee training	2,923	47,290	71,276
Consulting fees	494,255	476,127	512,351
Stock based compensation	85,958	395,226	189,838
Scientific advisory board	88,319	113,660	—
Director fees	52,848	35,869	—
Legal and accounting	115,658	156,560	—
Office and general expense	59,065	117,014	12,598
Insurance		14,980	—
Marketing	2,984	57,540	—
Rent	359,448	362,049	147,355
Research Supplies	95,986	324,624	118,120
Travel	33,783	329,969	51,214

Total research and development	2,305,354	3,813,259	1,361,628
Research and development — related party
Compensation	—	—	29,272
Benefits and payroll taxes	—	—	1,842
Consulting fees	—	—	673,658
Stock based compensation	—	—	62,140

Total research and development - related party	—	—	766,912
General and administrative
Compensation	873,592	863,122	107,966
Benefits and payroll taxes	117,855	190,928	78,947
Amortization expense	152,869	156,910	186,904
Communications	32,693	29,613	99,242
Conferences and employee training	63,998	142,563	—
Consulting fees	623,194	529,044	533,610
Stock based compensation	254,980	448,438	328,920
Director fees	369,937	255,030	70,257
Finance charges	5,597	4,359	7,015
Foreign currency translation	(44,723)	175,969	112,988
Insurance	132,112	109,045	59,641
Legal and accounting	1,062,647	846,707	716,845
Marketing and promotion	125,405	152,061	79,616
Office and general	144,134	158,931	213,402
Publications and research	10,340	3,049	4,290
Rent	196,113	256,982	466,731
Transfer, license and fees	69,373	11,174	9,108
Travel	198,628	177,359	260,077

Total general and administrative:	4,388,744	4,511,284	3,335,559
General and administrative — related party
Benefits and payroll taxes	—	—	197,490
Consulting fees	8,227	24,826	—
Stock based compensation	—	73,859	125,020

Total general and administrative — related party	8,227	98,685	322,510

Total operating expenses	$6,702,325	$8,423,228	$5,786,609

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
13.	Subsequent events:
From the period from July 1, 2009 to October 22, 2009, the Company borrowed US$1,012,500 under their loan facility and issued 3,708,972 share purchase warrants to the lenders, of which US$387,500 was borrowed from senior management of the Company and 1,495,178 warrants were issued to senior management in lieu of salaries.
On August 5, 2009, the Company’s Board of Directors approved the grant of 500,000 incentive common options to Jeff Morhet, President and Raymond Mullaney, a director, at a price of $0.08 each for a term of five years. The options vest over 18 months. Concurrently, an equal number of the Company’s unissued common shares were allocated for the exercise of the options. As of October 22, 2009, 12,029,500 options and 40,831,811 share purchase warrants were outstanding with no exercises subsequest to June 30, 2009. During the period from July 1, 2009 to October 22, 2009, 112,700 incentive common options were forfeited.
On August 4, 2009, a holder of a $5,000 convertible debenture voluntarily converted it into 52,644 shares of common stock, including interest . On September 28, 2009, a holder of a $32,000 convertible debenture voluntarily converted it into 343,321 shares of common stock, including interest.
14.	Development Stage Products:
The Company has commenced multiple projects, all of which are related to the commercialization of our DXL™ technology for improving the therapeutic potency of existing monoclonal antibody products. DXL625, DXL702, DXL1218 and current development efforts related to specific products. DXLdiagnostics is an improved antibody-based diagnostics test and our DXLmouse will facilitate in vivo recombinant production techniques of our DXL™ antibodies.
Project totals to date as of June 30:

	2009		2008
	DXL625	DXL702	DXL625	DXL702

Capitalized costs	$2,565,000	$—	$1,310,905	$—

Contractual reimbursements of development expenses	$—	$—	$(1,310,905)	$—

	$2,565,000	$—	$—	$—

Development expenses	$—	$2,048,489	$1,788,486	$1,127,218

Contractual reimbursements of development expenses	$—	$—	$(1,788,486)	$(1,127,218)

Development expenses recognized in income	$—	$2,048,489	$—	$—

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles:
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as measurement principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:
(a)	Technology rights:
Under Canadian generally accepted accounting principles (“Canadian GAAP”), development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, are deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles (“US GAAP”), development costs and acquisitions that reflect in-process research and development are charged to expense when incurred. In the Company’s case, the technology rights acquired in fiscal 2005 would be considered in-process research and development and accordingly would have been charged to expense in 2005 for US GAAP purposes. In February 2008, the Company met capitalization criteria for its DXL625 drug development product and began capitalization of associated costs; the DXL625 costs capitalized during the year ended June 30, 2008 were subject to reimbursement under a development agreement (note 8(a)) and as a result no net capitalized costs were recognized on the balance sheet. During the year ended June 30, 2009, the Company capitalized $2,565,000 in unreimbursed development expenses
(b)	Stock-based compensation:
Compensation expense recognized for US GAAP purposes reflects estimates of employee award forfeitures and any change of estimates thereof are reflected in the period of change. Canadian GAAP does not require the estimation of award forfeitures. For US GAAP purposes, the Company has recognized a cumulative effect adjustment to reflect the change in accounting policy related to the estimated forfeitures for unvested stock options at July 1, 2006 of $66,869 as a reduction to contributed surplus and loss. In addition, the amount of compensation expense for the year ended June 30, 2007 for US GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated forfeitures.
During fiscal 2007, nine options holders who were classified as non-employees for option valuation and reporting purposes under SFAS No. 123(R) met the criteria for re-classification as employees, and were reclassified on the specific dates the criteria were met between from October 1, 2006 and March 16, 2007.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the years ended June 30, 2009 and 2008, the Company applied the following estimated forfeiture percentages for employees and consultants, which management considered to be a reasonable estimate based on actual forfeitures:

	2009	2008

Employees	5.8%	6.0%

Consultants	10.6%	11.0%
Cash received during the years ended June 30, 2009 and 2008 related to the exercise of stock options was $0 and $49,950, respectively.
(c)	Additional disclosures required for development stage companies:
US GAAP requires summary disclosure of all shareholders’ equity transactions from inception to the latest reporting period for companies in the development stage. Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed below; However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended June 30, 2006. Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2009 is as follows:
Loss for the period ended:

December 31, 1997	$239,511
December 31, 1998	76,113
December 31, 1999	—
December 31, 2000	—
December 31, 2001	313,560
June 30, 2002	256,878
June 30, 2003	466,862
June 30, 2004	925,913
June 30, 2005	2,177,521
June 30, 2006	2,932,875
June 30, 2007	5,172,010
June 30, 2008	5,887,642
June 30, 2009	8,017,224

Deficit accumulated during the development stage at June 30, 2009	$26,466,109

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
Share capital and additional paid-in-capital transactions for InNexus and Cusil since inception on June 27, 2003:
(i)	Common shares:
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.
In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
In June 2007, as part of an agreement for the sale of future revenue rights (Note 8(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.
In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 15(e)(v)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. During fiscal 2007, 10,432,105 of the 12,078,500 issued prepaid warrants were converted into common shares.
In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant will entitle the holder to purchase one common share for $0.30 for a two-year period from closing. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.
In March 2005, the company completed a private placement of 510,000 common shares at $0.45 for gross proceeds of $229,500. In conjunction with this placement, the company paid finder’s fees of $18,360 and granted for issuance a non-transferable option to acquire 51,000 common shares of the company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.
In November 2004, the Company completed a private placement of 2,090,000 common shares at $0.45 for gross proceeds of $940,500. In conjunction, the Company incurred issuance costs of $9,591 and finder’s fees of $71,460. Also for issuance, the Company granted 193,000 non-transferable warrants, each convertible into one common share for $0.45 for a period of two years from the closing of the offering.
In January 2004, the Company completed a non-brokered private placement of 2,800,000 units at $0.21 for gross proceeds of $588,000. Each unit consisted of one common share of the Company and one non-transferable warrant exercisable to purchase a common share of the Company for $0.27 per share until expiry on January 14, 2006.
Concurrent with the reverse takeover business combination in June 2003, the Company completed a short-form private offering of 3,795,000 units at $0.25 for gross proceeds of $948,750. Each unit consisted of one common share of the Company and one-half of one non-transferable warrant exercisable to purchase a common share of the company for $0.30 until expiry on June 27, 2004. In conjunction, the Company issued 759,000 agent’s warrants and 50,000 common shares for corporate finance and sponsorship fees. The agent’s warrants are exercisable to purchase one common share of the company at a price of $0.25 per share until expiry on June 27, 2004.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786.
During fiscal 2002, the Company issued 380,760 common shares in settlement of related party debts of $190,380.
(ii)	Exchangeable preferred shares:
In June 2003, 3,750,000 exchangeable preferred shares were issued by IEC as part of the reverse takeover business combination between IXI and Cusil/InNexus Biotechnology Inc. Concurrently, an additional 167,188 shares were issued to settle related party debt. The exchangeable preferred shares were valued at $109,682 and $83,594, respectively. The shares are held pursuant to an escrow agreement that provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years.
In June 2003, 2,500,000 exchangeable preferred shares were issued by IEC to acquire DXLTM technology rights valued at $25,000 from ImmPheron, a related party. Of the shares, 90% were held pursuant to an escrow agreement that provides for their release at the rate of 15% each six months for three years.
In December 2004 IEC issued 500,000 exchangeable preferred shares to acquire $250,000 of additional technology rights from ImmPheron, which subsequently became a related party.
(iii)	Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants
Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance.
Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on” conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. The common shares of the Company issuable upon either conversion of the Series A convertible preferred shares or exercise of the warrants were subject to a hold period expiring through February 5, 2006.
On November 21, 2008, in a private placement, the Company issued $1,691,000 of unsecured convertible debentures. For the notes, the Company received cash proceeds of $406,528 and applied redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466.
On December 19, 2008 in a private placement, the Company issued $1,696,000 of unsecured convertible debentures. For the notes, the Company received cash proceeds of $487,155, applied a redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. (Note 6(a)).
The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At June 30, 2009 and 2008 the allocation of the shares’ value to the debt component was $2,706 and $424, respectively, as reported in current liabilities,
The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%
Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.
(iv)	Stock options:
The terms of InNexus’ stock option plan and activity are described in note 9(d).
(v)	Share purchase warrants:
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 9(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.
The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 9(a).

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 9(a).
On August 25, 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325. Each unit is comprised of one prepaid warrant and one 65% warrant. Each prepaid warrant is convertible into one common share of the Company at no additional cost immediately following the closing of the placement; the 65% warrants must be combined into equivalent 100% warrants to be convertible into one common share at a price of $0.50 for two years. The holders have the option of remitting additional warrants in lieu of the cash exercise price. Issuance costs included $317,469 and 177,788 100% warrants with an exercise price of $0.50 for two years valued at $56,149. All securities were subject to a hold period which expired on December 11, 2006. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The prepaid warrants were valued using the Company’s stock price and the equivalent 100% share warrants and issuance warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	4.17%
Expected life (years)	2
Expected volatility	76%
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
(d)	Recent United States accounting standards:
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS No. 168”). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. SFAS No. 168 is effective for financial statements issued by the Company for periods ended after September 15, 2009. The Company does not expect the adoption of SFAS No. 168 to have a material impact on its consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
In May 2009, SFAS 165, “Subsequent Events,” (“SFAS 165”) was issued and provides guidance on when a subsequent event should be recognized in the financial statements. Subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet should be recognized at the balance sheet date. Subsequent events that provide evidence about conditions that arose after the balance sheet date but before financial statements are issued, or are available to be issued, are not required to be recognized. The date through which subsequent events have been evaluated must be disclosed as well as whether it is the date the financial statements were issued or the date the financial statements were available to be issued. For non-recognized subsequent events which should be disclosed to keep the financial statements from being misleading, the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, should be disclosed. The standard is effective for interim or annual periods ending after June 15, 2009.
In March 2008,  the Financial  Accounting  Standards Board (“FASB”),  affirmed the  consensus  of FASB Staff  Position (FSP) Accounting  Principles  Board Opinion No. 14-1 (APB 14-1),  Accounting for Convertible  Debt  Instruments  That  May Be  Settled  in Cash  upon  Conversion (Including  Partial Cash  Settlement),  which  applies to all  convertible  debt instruments  that  have  a  net  settlement  feature;   which  means  that  such convertible  debt  instruments,  by their terms, may be settled either wholly or partially in cash upon conversion.  FSP APB 14-1 requires issuers of convertible debt instruments that may be settled wholly or partially in cash upon conversion to  separately  account  for the  liability  and equity  components  in a manner reflective of the issuer’s nonconvertible debt borrowing rate. Previous guidance provided for accounting for this type of convertible debt instrument entirely as debt. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The  adoption  of FSP  APB  14-1  will  not  have  an  impact  on our  financial statements.
In April 2008, the FASB issued FSP No. 142-3 (“FSP 142-3”),”Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors an entity should  consider  in  developing  renewal  or extension   assumptions  used  in determining the useful life of recognized intangible assets under FASB Statement No. 142,  “Goodwill  and Other  Intangible  Assets.”  This new guidance  applies prospectively  to  intangible  assets that are acquired  individually  or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is  effective  for  financial  statements  issued for fiscal  years and  interim periods  beginning after December 15, 2008. Early adoption is prohibited.  Since this  guidance  will be applied  prospectively on  adoption,  there will be no impact to our current consolidated financial statements.
In June 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-5,”Determining  Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”).  EITF 07-5  provides  that an entity  should use a two step  approach to evaluate whether an equity-linked  financial instrument (or embedded feature) is indexed to its own  stock,  including  evaluating  the  instrument’s  contingent exercise and settlement  provisions.  It also clarifies on the impact of foreign currency  denominated  strike  prices and market  based  employee  stock  option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning  after  December 15, 2008.  The adoption of EITF 07-5 will not have an impact on our consolidated financial position and results of operations.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
(e)	Accounting for the issue of Series A Convertible Preferred Shares:
Under Canadian GAAP, the Series A convertible preferred shares have both equity and note payable components. Under US GAAP SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the securities would have met criteria requiring reporting as strictly equity instruments.
Under US GAAP the cash received on the issuance of the preferred shares would be allocated based on relative fair values of the warrants ($1,123,977) and Series A convertible preferred shares ($1,626,023). The fair value of the warrants was estimated using the Black-Scholes model under the same set of assumptions used for Canadian GAAP purposes (note 9(e)); the fair value of the Series A convertible preferred shares was determined using the market price of the Company’s common stock on the date of issuance. The convertible shares contain a beneficial conversion feature which, when valued, is greater than the allocated value of the shares. Accordingly, the intrinsic value of the beneficial conversion feature ($1,626,022) has been separately disclosed from the series A convertible preferred shares and the shares have been given a $1 nominal value. Since the shares have no debt component under US GAAP, dividends would not be included in net loss unless declared by the Board of Directors. No such declaration has occurred.
In accordance with SEC staff Accounting Bulletin Topic 5Q “Increasing Rate Preferred Shares”, the discounts on increasing rate preferred shares should be amortized over the period preceding commencement of the perpetual dividends by charging the imputed interest against the deficit and increasing the carrying amounts of preferred shares by an equal amount. Under US GAAP, the Company would have recorded an additional $172,998 in accumulated deficit and preferred shares – series A at June 30, 2008.
Convertible Bridge Loan:
The convertible bridge loan, under US GAAP, was recorded at its face value of $250,000: in addition, it had a beneficial conversion feature whose value was $25,000 using the intrinsic value method.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):

	Number
	of units	Amount
Additional paid in capital:		$1,626,023
Conversion option, Series A convertible preferred shares		1,123,977
Warrants, Series A convertible preferred shares Issuance cost		(321,444)

Additional paid in capital — Series A convertible preferred shares and warrants	27,500	2,428,556
Add: beneficial conversion feature	—	25,000

Total additional paid in capital — Series A convertible preferred shares and warrants	27,500	$2,453,556

(f)	Accounting for the convertible debentures and loans:
Under Canadian GAAP, the convertible debentures have both a debt and an equity component. The allocation from equity to debt is recorded using the effective interest method over the two year term of the debentures. At June 30, 2009, allocation of the debenture’s value to the equity component was 1,632,324 as reported in Shareholders’ equity. Under US GAAP, the debentures would have been recorded with a discount based on the intrinsic value of the beneficial conversion feature.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
(i)	Reconciliation of statement of operations and balance sheet:
A reconciliation of the loss for the years ended June 30, 2009, 2008 and 2007 under Canadian GAAP, to the loss for the year in accordance with US GAAP and to net income (loss) for the year using US GAAP, is as follows:

	2009	2008	2007

Loss for the year under Canadian GAAP	$(8,017,224)	$(5,887,642)	$(5,172,010)

Adjustment to reconcile to US GAAP:
Technology rights	62,496	62,496	62,496
Capitalized Development Costs	(2,565,000)	—	—
Discount on debenture and Loans	275,498	—	—
Interest on Series A Convertible Preferred Shares	142,233	244,454	198,758
Stock-based compensation	—	—	66,869

Net loss for the year under US GAAP	$(10,101,997)	$(5,580,692)	$(4,843,887)

Dividends on preferred shares — series A	(142,233)	(244,454)	(198,758)

Basic and diluted loss per share under US GAAP	$(0.15)	$(0.11)	$(0.12)

Weighted average number of common shares outstanding	69,641,507	55,258,560	43,942,846

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
15.	United States generally accepted accounting principles (continued):
A reconciliation of assets, liabilities and shareholders’ equity as at June 30, 2009, 2008 and 2007 under Canadian GAAP, liabilities and shareholders’ equity under US GAAP is as follows:

	2009	2008	2007

Assets under Canadian GAAP	$4,683,512	$6,206,501	$7,489,030
Adjustment to reconcile to US GAAP:
Technology rights	(15,623)	(78,119)	(140,617)
Capitalized Development Costs	(2,565,000)	—	—

Assets under US GAAP	$2,102,889	$6,128,382	$7,348,413

Liabilities under Canadian GAAP	6,601,480	1,539,536	2,408,333
Adjustment to equity portion-debentures	742,296
Adjustments to debt portion — Series A convertible preferred shares	(2,706)	(424)	(27)

Liabilities under US GAAP	$7,341,070	$1,539,112	$2,408,306

Shareholders’ equity as at June 30, 2009, 2008 and 2007 under US GAAP would be as follows:

	2009	2008	2007

Shareholders’ deficit:
Common stock	$14,470,235	$14,458,778	$11,973,466
Preferred shares — exchangeable	48,829	60,286	186,748
Preferred shares — Series A	1	1	1
Equity component of convertible debentures	642,592	—	—
Additional paid-in capital	8,304,527	8,530,340	5,414,883
Deficit	(28,704,365)	(18,460,135)	(12,634,991)

Total shareholders’ deficit	$(5,238,181)	$4,589,270	$4,940,107

The impact of measurement differences to US GAAP would increase the net cash used in operations by $1,395,917 and decrease the net cash used in investing activities by the same amount for the year ended June 30, 2009. There are no impacts of measurement differences to US GAAP on the operating, investing or financing cash flows on the consolidated statement of cash flows for the years ended June 30, 2008 and 2007.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
16.	Financial Instruments:
Financial instruments of the Company consist of cash and cash equivalents, cash held in trust, prepaid expenses and other current assets, accounts payable, accrued liabilities, dividends payable, loans payable, the debt portion of preferred shares, and the liability component of convertible debentures.
The fair value of cash and cash equivalents, cash held in trust, prepaid expenses and other current assets, accounts payable, accrued liabilities, and dividends payable approximates their carrying amount due to their immediate or short-term maturity. The debt portion of preferred shares and the liability component of convertible debentures are carried at amortized cost using an effective interest rate method. The Company has classified its financial instruments as follows:

	June 30,	June 30,
	2009	2008
Financial assets
Cash and cash equivalents, cash held in trust held-for-trading, recorded at fair value	$132,975	$3,583,007
Accounts receivable, prepaid and other current assets held-for-trading, recorded at fair value	$102,596	$162,269

Financial liabilities
Accounts payable, accrued liabilities and dividends payable recorded at amortized cost	$3,124,214	$1,539,112
Debt portion of preferred shares recorded at amortized cost	$2,706	$424
Commitment for drug development recorded at amortized cost	—	—
Convertible debentures, net of discount	$2,571,000	—
Loan payable, net of discount	$903,049	—
The Company has not identified or measured any embedded derivatives that require separation for the year ended June 30, 2009 or the year ended June 30, 2008. The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of loss in the period the change occurs.
The Company did not have any available-for-sale financial instruments during the year ended June 30, 2009 or June 30, 2008.
(a)	Credit risk:
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
16.	Financial Instruments (continued):
Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and equivalents. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs, and to provide high returns within those parameters. Cash and equivalents are on deposit with a Canadian chartered bank and an FDIC insured American bank. Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments that earn interest at market rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.
The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Based on the net exposures as at June 30, 2009, and assuming that all other variables remain constant, a 1% appreciation or deterioration of the interest rate would result in a decrease/increase of $1,100 in the Company’s net loss for the year ended June 30, 2009.
Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations due to the short term maturity of the investments held.
(b)	Currency Risk:
The Company is not exposed to interest rate risk arising from the debt portion of its preferred shares — series A stock, or from the secured debentures or loan payable as the dividend or interest is at a fixed rate. However, should market interest rates vary significantly; the Company could be accruing dividends and interest at a rate either higher or lower than market rates. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates primarily within the United States, although a significant portion of its expenses are incurred in Canada (“Canadian dollar”). The Company also incurs a small number of transactions in Barbados, whose totals are considered to have an insignificant effect on financial reporting. The Company has not entered into foreign exchange derivative contracts. The Company has short-term loans denominated in US dollars of US$920,000 at June 30, 2009.
A significant change in the currency exchange rates between the Canadian dollar relative to the US dollars could have an effect on the Company’s results of operations, financial position or cash flows.
The Company is exposed to currency risk through its net assets denominated in US dollars as follows:

	June 30, 2009	June 30, 2008
	US $	US $
Cash and cash equivalents	$99,421	$2,786,574
Accounts payable and accrued liabilities	$(2,134,258)	$(308,866)

	$(2,034,837)	$2,477,708

Based on the above net exposures at June 30, 2009, and assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the US dollar would result in a decrease/increase of $ 101,742 in the Company’s net loss.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended June 30, 2009, 2008 and 2007
Period from incorporation on July 20, 1997 to June 30, 2009
16.	Financial instruments (continued):
(c)	Liquidity Risk:
Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. Since inception, the Company has financed its cash requirements primarily through issuances of securities, cost recoveries, licensing fees, reimbursements for drug development, short-term borrowings, long-term debt including convertible debentures, and interest income. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent upon obtaining additional financing or executing other strategic options, however, there is no assurance that the Company will achieve these objectives. Accounts payable and accrued liabilities include past due liabilities of $2,097,240 at June 30, 2009.
17.	Capital Management:
The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts including its DXL 625 program and to maintain its ongoing operations. The Company includes cash and cash equivalents, liability component of convertible debentures, liability component of loans payable, debt portion of convertible convertible preferred shares and shareholders’ equity/(deficit) in the definition of capital. A summary of the Company’s capital structure is as follows:

	2009	2008

Cash and cash equivalents	$124,344	$3,121,819
Liability component of convertible debentures	2,571,511	—
Loans payable	903,049	—
Debt portion of convertible preferred shares	2,706	424
Shareholders’ deficit	(1,917,968)	4,666,965

	$1,683,642	$7,789,208

During 2009, the Company scaled back its Scottsdale, Arizona operations in an effort to conserve capital. This included subleasing part of its lab space, laying off and furloughing employees, eliminating director fees and reducing other operating costs. The Company is aggressively pursuing a number of alternatives to raise additional capital in the near term including seeking additional equity funding, entering into licensing and purchase agreements and selling equipment.

Management Discussion and Analysis
for the year ended June 30, 2009

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For The Year Ended June 30, 2009
The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the year ended June 30, 2009 which were prepared and audited in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is dated as of October 23, 2009.
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided, including but not limited to all documents filed on SEDAR (www.SEDAR.com).
As used in this Management’s Discussion and Analysis, the terms “InNexus,” “the Company,” “we,” “us,” or “our” mean InNexus Biotechnology Inc and its consolidated subsidiaries as a whole, unless the context indicates otherwise. Except as otherwise stated, the information contained herein is as of June 30, 2009.
Special Note on Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by United States Food & Drug Administration (“FDA”) or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR at www.SEDAR.com. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this document.
Overview and Corporate Development Update
InNexus Biotechnology Inc. is headquartered in Vancouver, British Columbia with principal management and developmental facilities based in Scottsdale, Arizona on the campus of The Mayo Clinic. These development facilities provide validation of protein and peptide discoveries, enabling the Company and its strategic partners to advance novel drug therapeutics and diagnostics.

1

INNEXUS BIOTECHNOLOGY INC.
InNexus is engaged in monetizing its technology for its own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing and sale of our technologies and services. Our business strategy is to develop and market Dynamic Cross Linking (“DXL™”) technology to the biotechnology and pharmaceutical community by launching and developing multiple product candidates. These candidates include potential therapeutic and diagnostic products. We may be paid front-end payments, milestone payments, and royalties for the use of our technology, internal expertise for rapid R&D, and products based on DXL™ technology by emphasizing the development of pre clinical and early clinical developments with an eye on commercializing these opportunities to the industry. InNexus is focused on developing products and moving them through a transaction which will provide additional funds to us for the creation of additional products.
We have a dual mission of monetizing our technology through partnerships and advancing DXL™ technology into the clinic.
Developing DXL™ Technology
InNexus is developing its DXL™ technology using it to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. DXL™ technology is a drug development approach that creates new products and/or enhances existing monoclonal antibodies and applies to virtually all antibody products currently in development. DXL™ enhancements can increase the potency of antibodies and present opportunities for creating new intellectual property.
InNexus’ DXL™ technology has broad applications for developers of monoclonal antibody products. The technology could potentially enable the following:
•
Increase potency and thus profitability of FDA-approved products. There are currently numerous approved and pending antibody products with a large combined annual market of approximately US$30 billion in worldwide sales. Many products have consumed a significant portion of their patent life before reaching the product approval stage. Application of DXL™ technology to such products may provide opportunities to extend patent and/or franchise opportunities.

•
Create new patents of existing antibody diagnostics and therapeutics. Each antibody developed with DXL™ technology may represent a new, patentable invention. This provides InNexus and partners the ability to pursue products and markets in which there are already established competitors.

•
Convert existing, non-product grade antibodies into ones with greater potential. This may represent the largest potential long-term use of the technology platform with thousands of such antibody candidates.

•	Create new uses and large new markets for antibody products which did not previously exist.
DXL™ technology gives us a strategic competitive advantage: the ability to apply DXL™ technology to existing FDA approved products to make them more effective without changing the fundamental characteristics of how the product seeks its target such as cancer and potentially extend their patent life. This gives us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts faster than our competitors.
During the past year, InNexus advanced its goals by:
•
entering into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments to attack the problem of endometriosis, a painful condition that can lead to other conditions, such as infertility.

•
filing certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform, including a quantitative amplification technology aimed at improving and accelerating the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

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INNEXUS BIOTECHNOLOGY INC.
•
filing for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desirable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

•	receiving patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL™ technology in Europe.
•
The FDA completed its comprehensive review of the development plans for InNexus’ lead candidate, DXL625 (CD20) for the prospective treatment of Non-Hodgkin’s Lymphoma (NHL) and/or Chronic Lymphocytic Leukemia (CLL). InNexus’ submission included detailed information on plans for a Phase I clinical program, preclinical pharmacology and toxicology data and its current manufacturing. At the Pre-IND meeting, FDA supported InNexus’ current manufacturing plans stating that the plans were suitable for the manufacture of Phase I product of DXL625 onsite at InNexus. The FDA also reviewed our completed animal testing and recommended a more expeditious design for the final animal studies to set the state for human studies. Per these recommendations, InNexus foresees no regulatory impediment to the initiation of human clinical studies in 2010.

Advancing DXL™ forward
Our advancement of DXL™ technology is anticipated to involve additional partnerships or agreements. In fiscal 2008, InNexus completed a significant partnership agreement and we continue negotiations with multiple potential partners for other collaborative arrangements.
Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics, we believe our best opportunities come from rapid product development using our DXL™ technology.
Our strategy for growth includes the following elements:
•	Invest financial, human and lab resources in DXL625 (CD20) and DXL702 (HER2/neu) for near-term growth.
Over the last year:
•
we announced preliminary data showing an increase of potency of DXL625, compared with Rituxan®. Our data shows that DXL625 showed increased binding to the target antigen (CD20) on non-hodgkin’s lymphoma (“NHL”) tumor cells. Studies done at InNexus have also discovered that DXL625 has greater killing potency than Rituxan® in cell lines of both moderate and low expressors of CD20, the target used to attack NHL. Additional results demonstrated DXL625 more potently induced apoptosis (cell suicide) in B-cell lymphoma cells and B-cell leukemia (Hairy Cells). Data showing that the mechanisms of inducing apoptosis is via DXL-induced antibody crosslinking introduces an important advantage over Rituxan® and has the potential to overcome certain forms of resistance to efficacy of anti-CD20 treatment.

•
we completed a large scale primate study of DXL625. The single injection, multidose test provided preliminary toxicity and pharmokinetic data of our product and demonstrated B-cell depletion even at the lowest dose of DXL625 tested (1 mg/kg). No adverse events were observed and complete recovery of B cells was seen in all cynomolgus monkeys. The study represents the pilot portion of our drug development plan and has provided data to plan the IND-enabling long term multidose study that will move us toward human clinical trial testing with DXL625. Results of this study were presented at the 2009 AACR meeting.

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INNEXUS BIOTECHNOLOGY INC.
•
we announced the results of an extensive mouse tumor study demonstrating superiority of InNexus’ DXL625 (CD20) versus Rituxan® in the xenograft model. An independent group investigating the survival of mice intravenously injected with B-lymphoma cells and treated subsequently with DXL625 showed a significant improvement in outcome compared to animals treated with equivalent doses of Rituxan®.

•
we completed proof-of-principle studies for the breast cancer product DXL702(HER2); these xenotransplantation experiments established the superiority of DXL702 over Herceptin to arrest growth of orthotopic tumor cell implants in immunocompromised mice. The tumor line chosen was one with low expression of the HER2 target antigen and this result provides further evidence that DXL702 can kill tumors that may evade existing treatment because of low expression of the intended target. Follow-up studies of the histology of the tumors shows clear differences in the cytolytic activity of 702 vs. the control Herceptin against this low expressing tumor.

•	Launch additional DXL ™ based products
•
we added a new product, DXLr120 (CD20). This is the third product added to the growing InNexus pipeline and was developed using new recombinant methods to produce a DXL™ CD20 antibody. In addition, recombinant forms of DXL702 are being prepared and tested for enhanced potency.

•
we have shown that controlled proprietary processes with certain antibodies can produce products with properties similar to the DXL™ antibodies. These data were presented at the 2009 AACR meeting. Patent application for this novel method is sought.

•
we announced the development of a new antibody product from our DXL™ platform technology, DXL1218 (EGFR), for the prospective treatment of colorectal cancer, for which recent experimental data suggests that DXL1218 (EGFR) is superior to competing commercialized products on the market, such as ERBITUX® (cetuximab), in terms of potency and efficacy. Different forms of this antibody will be prepared in order to select those with maximum efficacy and minimum off target reactivity to lessen known side-effect of treatment with EGFR antibodies.

•
we filed certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform. The tools continue development as a quantitative amplification technology aimed at improving and speeding up the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

•
we filed for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desireable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

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INNEXUS BIOTECHNOLOGY INC.
•	Capture opportunities with collaborations, licensing and/or joint activities
•
we entered into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments for endometriosis, a painful condition that can lead to other conditions, such as infertility.

•	we announced that we had received patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL™ technology in Europe.
R&D investments are not our only strategy for driving growth. InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.
Appointments of Officers and Directors
As of June 30, 2009, the Board of Directors consisted of four members: Jeff Morhet, CEO and Chairman of the Board; Dr. Leroy Chiao, Raymond Mullaney and David Warden. Officers include Dr. Thomas Kindt, Chief Scientific Officer; David Petulla, Chief Financial Officer and Dr. Jur Strobos, VP Clinical and Regulatory Affairs.
During the fiscal year 2009, the Company accepted the resignations of Laurence Luke, former Audit Committee Chair and R. Glenn Williamson, former Corporate Governance Committee Chair and Wade Brooksby, Chief Financial Officer and Director. Responsibility for the audit and compensation committees of the Board now consist of independent directors Leroy Chiao, Governance and Compensation Committee Chair and David Warden, Audit Committee Chair. These committees were first established following the appointment of Jeff Morhet as Chairman of the Board in fiscal year 2007.
Establishment of the Scientific Advisory Board
InNexus charges it’s Scientific Advisory Board with the responsibility to oversee technological development, collaborate on the best uses and marketability of intellectual property, and advise management on best practices for conducting ongoing development to effect the most efficient marketability of existing and potential technology. On June 30, 2009, our Scientific Advisory Board included Dr. J. Donald Capra, Dr. Carlos Arteaga, Dr. Judith James, Dr. Thomas Kindt, Dr. Ronald Levy, Dr. John Minna, Dr. Jur Strobos, Dr. Ellen Vitetta, Dr. Daniel Van Hoff, Dr. Martin Weigert and Dr. Maurizio Zanetti.
Results of Operations
During the year ended June 30, 2009 we incurred a loss of $8,017,224 or $0.11 per share as compared to a loss of $5,887,642 or $0.11 per share for the year ended June 30, 2008. The increased loss resulted primarily from decreased expense reimbursements for development costs under our development contracts; offset by a decrease in operating expenses primarily due to the capitalization of development costs totaling $2,565,000 and the implementation of a cost reduction program. For the year ended June 30, 2009 and 2008, the total funded research and development reimbursements under the Royalty Pharma agreement were $0 and $2,709,988, respectively. Our cost reduction program was implemented in response to our inability to secure funding during 2009 due to the current challenges in the capital markets and included the downsizing of the operations at the Scottsdale location and the reducing of all administrative expenses during the current year to reduce the monthly cash consumption.

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INNEXUS BIOTECHNOLOGY INC.
The details of selected, significant differences between the year ended June 30, 2009 and the year ended June 30, 2008 are as follows:
Research and Development: In fiscal 2008, we began capitalizing the costs related to its DXL625 product because the product has reached a point in development where it has inherent salable value. We recognized total capitalized development costs of $2,565,000 during fiscal 2009. All 2008 costs that were eligible for capitalization related to DXL625 were reimbursed under our development agreement with Royalty Pharma and recorded as reimbursements on the income statement.
For fiscal 2009, Research and Development expenses were $2,305,354 compared to $3,813,259 for 2008, a decrease of $1,507,528 or 40%. There were significant decreases in almost every expense category primarily due to the capitalization of development costs previously explained and the cost reduction program at the Scottsdale location.
With respect to the Research and Development expenses, the following significant changes during the year ended June 30, 2009:
•
Compensation decreased $203,559, or 25% (2009 — $612,398; 2008 — $815,957). During 2009, scientific headcount decreased from 17 people to 6 over the year due to downsizing related to reducing costs. Employee benefits and payroll taxes decreased $156,410 during the same time period from $200,083 in 2008 to $43,673 in 2009. Benefit costs were higher in the prior year for both the cost of initial benefit implementation and the costs incurred to reduce the workforce at our Kentucky research facility which was closed in fiscal 2008. Expenses in both categories benefited from the capitalization of DXL625 expenses.

•
The value of stock based compensation recognized for development personnel and consultants decreased by $309,268 (2009 — $85,958; 2008 — $395,226), resulting from: lower valuations of the options for consultants resulting from current stock market levels; the forfeiture of options held by prior consultants and employees; and more options were issued in 2008 due to larger headcount.

•
Research supplies decreased $228,637, or 70%, (2009 — $95,986; 2008 — $324,623). The decrease reflects the increased costs of stocking the new laboratory space during 2008 offset by the capitalization of supplies specifically related to product DXL625 and less buying of supplies due to the cost reduction program in 2009.

•
Travel expenses related to research and development as well as conferences and employee training decreased $340,553 (2009 — $36,706; 2008 — $377,259), partially due to the elimination of most travel and conferences to conserve cash and the capitalization of expenses specifically related to product DXL625.

•
Amortization expense decreased by $87,988 (2009 — $256,855; 2008 — $344,843), due to several factors: a slowdown in asset purchases to conserve cash; capitalization of amortization costs related specifically to product DXL625; and some intellectual property costs no longer had amortization expense, as they were fully amortized.

General and Administrative: During the year ended June 30, 2009, General and Administrative expenses were $4,388,744 a decrease of $122,540, or 3% from $4,511,284 for the year ended June 30, 2008. The decrease in gross general and administrative expenses in the year ended June 30, 2009 is directly attributable to our cost reduction program to conserve cash that was initiated in early 2009.

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INNEXUS BIOTECHNOLOGY INC.
With respect to general and administrative expenses, the following significant increases occurred during the year compared with the same period in the prior year:
•
Legal and accounting fees increased $215,940 (2009 — $1,062,647; 2008 — $846,707). Increases resulted from a higher level of accounting and legal activity for corporate governance activity, a larger product line, increased patent activity, a fee dispute with a prior professional service provider, and litigation relating to claims arising from our operations in the normal course of business.

•	Consulting fees increased $94,150 (2009 — $623,194; 2008 — $529,044) due to the engagement of additional accounting personnel during the year.

•
Foreign currency translation expenses decreased $220,692 (2009 — $ (44,723); 2008 - $175,969) as the Canadian dollar lost value over the year against the US dollar, the currency in which most of our transactions are recorded.

•
The value of stock based compensation recognized for management and administrative personnel and consultants decreased by $193,457 (2009 — $254,981; 2008 — $448,438), resulting from less awards granted to consultants and employees and the forfeiture of options held by prior consultants and employees.

•	Travel expenses as well as conferences and employee training decreased $57,296 (2009 — $262,626; 2008 — $319,922), primarily due to the reduction of travel and conferences to conserve cash.

•
Net rent expense allocated to non-laboratory space decreased by $60,869 (2009 - $196,113; 2008 — $256,982) as the Company allocated rent costs to development projects and received sublease rental income during the current year.

During the year ended June 30, 2009, we received interest income of $3,306 and $77,248 in fiscal year 2008 and had interest expense of $1,314,323 for the year ended June 30, 2009 and $252,660 in fiscal year 2008. In 2008, we had larger average cash balances due to equity placements and greater amounts of stock option and warrant exercises than in 2009. In 2009, the rate of interest on preferred shares — series A increased during the current year, coupled with the interest accrual on convertible debentures that did not exist in 2008 caused the increase in interest expense in 2009.
Selected Annual Information
Expressed in Canadian $

	Year ended	Year ended	Year ended
	June 30, 2009	June 30, 2008	June 30, 2007
Revenue	—	1,010	15,274
Net loss	8,017,224	5,887,642	5,172,010
Per share — basic and diluted	(0.11)	(0.11)	(0.13)
Total assets	4,683,512	6,206,501	7,489,030
Long-term liabilities	2,571,511	—	1,492,142
Dividend accrued on Preferred Shares — Series A	166,464	603,541	359,087

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INNEXUS BIOTECHNOLOGY INC.
Summary of Quarterly Results
Expressed in Canadian $ (in thousands except per share data)

	Q4-09	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08
Revenue	$—	$—	$—	$—	$—	$—	$—	$—

Net loss (1)	$(2,295)	$(2,101)	$(1,864)	$(1,757)	$(1,792)	$(1,133)	$(2,047)	$(915)
Loss per share (2)	$(0.02)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.05)	$(0.02)

(1)	Net loss per quarter and on a per share basis is the same as net loss before extraordinary items.
(2)	Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.
Trend analysis
Throughout the year ended June 30, 2009 we were able to perform in accordance with the business strategy that we had built in prior years. We completed a large scale primate study of DXL625 that lead to the FDA recommending a more expeditious design for the final animal studies to set the stage for human clinical studies.
However, as a result of the exhaustion of reimbursements from Royalty Pharma and our inability to raise additional funding due to the challenging economic environment in fiscal 2009, we were unable to sustain the operations we had established in fiscal 2008. We were forced early in fiscal 2009 to begin a series of cost reduction programs so we could reduce our monthly burn. We scaled back our Scottsdale, Arizona operations including: subleasing additional sections of our lab space; laying off and furloughing employees; reducing the number of consultants; eliminating director fees and reducing other operating costs. Our cost reduction programs were successful and we were able to sustain our operations through 2009. We expect our expenditures to decrease in 2010 due to the cost reduction programs we implemented in fiscal 2009. In the current economic climate, where the capital and other financial markets are extremely difficult to access, our utmost objective is to execute initiatives that will enhance our ability to continue as a going concern.
To date, we have no net earnings, minimal revenue and negative operating cash flows, which are expected to continue at least for the near term. Our ability to continue as a going concern and accomplish all of our future strategic plans is dependent upon obtaining additional financing or executing other strategic options, however, there is no assurance that we will achieve these objectives. We are aggressively pursuing a number of alternatives to raise additional capital in the near term including seeking additional equity funding, entering into licensing and purchase agreements to generate revenue and selling equipment. There can no assurance that we will be successful in raising additional investment capital, realizing assets, or achieving revenue to generate sufficient cash flows to continue as a going concern. As a result, there is significant risk regarding our ability to continue as a going concern.
In the fourth quarter of fiscal 2007, we entered into a sales agreement with Royalty Pharma whereby significant operating revenues could occur. There is a potential US$30,000,000 which could be received upon InNexus’ meeting specified milestones in the contracts. As of June 30, 2009 and 2008, we believe certain of these milestones have been met. Discussions continue with Royalty Pharma concerning each party’s obligation under the purchase agreement. There is no guarantee that these discussions will result in additional cash proceeds, nor is there any assurance that additional sales contracts will follow.

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INNEXUS BIOTECHNOLOGY INC.
Liquidity and Capital Resources
At June 30, 2009, we had negative working capital of $(3,794,397) compared to working capital of $2,205,740 at June 30, 2008. Unrestricted cash balances decreased to $124,344 at June 30, 2009 from $3,121,819 at June 30, 2008.
Net cash flows for the year ended June 30, 2009 compared to the year ended June 30, 2008 are shown below:

	Year ended June 30,
	2009	2008
Cash flows from:
Operating activities	$(3,316,793)	$(8,445,105)
Investing activities	(1,458,098)	(3,901,127)

Financing activities	1,777,416	4,805,246

Decrease in cash and cash equivalents	$(2,997,475)	$261,268

The cash used in operating activities was significantly reduced in 2009 compared to 2008. Cash generated during the year ended June 30, 2009 from operating activities resulted from increases in accounts payable and accrued liabilities and decreases of accounts receivable and prepaid and other assets. Our vendor base is currently carrying a portion of our financing load.
Cash generation from operating activities during the same period in 2008 was a result of $ 3,861,239 that was committed for drug development.
Capitalization of development costs for DXL625 of $1,395,917 accounted for nearly all cash requirements for investing activities for the full year 2009, while during the prior year we used $1,174,125 for purchases of equipment offset by proceeds from Royalty Pharma.
Cash provided by financing activities in the period ended June 30, 2009 were from the proceeds from the issuance of debentures in November and December 2008 and proceeds from the loan facility in the fourth quarter of 2009. Fiscal 2008 received cash related to financing activities primarily from the equity financing in June 2008.
On November 21, 2008, in a private placement, we issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. We may opt to redeem the convertible debentures at the $0.10 conversion price if our common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, we received cash proceeds of $586,948, satisfaction of accrued and future expenses of $483,000 from board members and senior management of the Company and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 ((note 9(c)). In addition, a non-related party received a $9,100 finder’s fee in accordance with policies of the TSX Venture Exchange.
On December 19, 2008 in a private placement, we issued $1,696,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. We may opt to redeem the convertible debentures at the $0.10 conversion price if our common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, we received cash proceeds of $487,155, applied redemption of 9,240 preferred shares — series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.

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INNEXUS BIOTECHNOLOGY INC.
On January 23, 2009 in a private placement, the Company issued $503,000 of unsecured convertible debentures. The notes mature on January 23, 2011 and accrue interest at 10% payable quarterly beginning January 23, 2010. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $93,000. $403,000 of the placement satisfied accrued and future expenses.
On March 25, 2009, we entered into a loan facility with a group of investors for an aggregate amount of up to USD$2.5 million. The loan facility bears interest at 12.5% payable in cash or in common shares of InNexus, and matures 6 months from the date of drawdown. InNexus is entitled to extend the term for a further 6 months. The loans are repayable at any time subject to a 5% penalty. In connection with the loan, InNexus will issue to the lenders at closing common share purchase warrants obtained by 1) dividing each lender’s loan value by b) the then prevailing market price c) multiplied by 25%. Each warrant will entitle the holder to acquire one common share of InNexus at a price equal to the greater of $0.10 or the then prevailing market price. The purchase warrants are exercisable for the earlier of a period of 60 months from closing or complete repayment of the total loan. Proceeds of the loan facility are intended to be used for paying current liabilities and operating expenses for our continued research and development programs. At June 30, 2009, we had borrowed US$920,000 and issued 3,056,882 warrants under the loan facility, of which we received US$525,000 in cash and US$395,000 was used to satisfy accrued expenses from our senior management.
We have traditionally relied and still rely on obtaining capital through the sale of our securities or from debt obligations and we expect to do so until we are able to secure adequate revenue from licensing and/or sales of our technologies, or other operating activities. Raising capital is highly dependent upon numerous conditions, such as the state of the capital markets, success in contractual negotiations with third parties, success of products using our technology and other factors, many of which are largely out of our control. We have, in the past, been successful in securing sufficient funds through the sale of our securities or debt obligations to meet our operating requirements, and we anticipate that we will continue to do so, but there is no assurance that we will be able to raise sufficient capital to fund our operations through the sale of its securities or debt obligations on terms favorable to us.
Commitments
In June 2007, we completed a sale of advance revenue rights for an undeveloped product. Concurrently, a sale of common shares occurred with the same party to the sale. Total proceeds of $3,196,815 recognized for the sale and placement was used by the Company on the development of the specified product.
In March 2008 at our annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of June 30, 2009 no additional proceeds had been received and no additional compensation was owed.
On September 27, 2006, we signed a non-cancelable operating lease agreement for our corporate head office and laboratory located on the campus of the Mayo Clinic in Scottsdale, Arizona. The agreement calls for payments of US$46,710 per month through September 2016.

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INNEXUS BIOTECHNOLOGY INC.
Anticipated minimum annual rental payment under the agreement (US$):

2010	$560,520
2011	560,520
2012	560,520
2013	560,520
2014	560,520
Thereafter	1,261,170

$4,063,770

During fiscal 2008 and 2009, we subleased part of our office and laboratory space. For the year ended June 30, 2009, we received $166,274 of sub-lease income against gross rent expense and $79,275 for the year ended June 30, 2008.
Related party transactions
During the year ended June 30, 2009, we incurred $8,227 compared to $98,685 at June 30, 2008 for management and administrative services and legal fees from related parties who are related to officers or directors of the Company.
Changes in Accounting Policies
During the year ended June 30, 2008 we changed our functional currency to the United States dollar from the Canadian dollar.
On July 1, 2008, we implemented policies related to the following new accounting pronouncements:
•
CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

•
CICA Handbook Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Statements — Presentation, which replaced Handbook Section 3861, Financial Statements — Disclosure and Presentation. The replacement revises and enhances disclosure requirements and carries forward unchanged the existing presentation requirements.

•
As of July 1, 2008, the Company chose to adopt early the CICA Handbook Section 3064, Goodwill and Intangible Assets, which replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an intangible asset and the criteria for asset recognition as well as classifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. The change as result of early adoption of accounting standard in respect of development costs has been applied. The impact of adopting this standard had been to capitalize $2,565,000 of development costs related to the DXL625 product during 2009.

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INNEXUS BIOTECHNOLOGY INC.
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

CICA Handbook Section 1582, Business Combinations, establishes the standards for the accounting of business combinations, and stated that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at acquisition date fair value. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standard on business combinations. The Company will be required to adopt this standard prospectively for business combinations with acquisition dates no later than April 1, 2011. The Company is currently assessing the impact of adopting this standard on financial statements.

CICA issued Handbook Section 1602, Non-Controlling Interests establishes the standards for accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and effective for the Company on April 1, 2011. The Company is assessing the impact of adopting this standard on financial statements.

Equity Securities Issued and Outstanding
We had 70,012,835 common shares authorized, issued and outstanding as of June 30, 2009 and 69,621,116 at June 30, 2008. At June 30, 2009, 491,055 common shares remain in escrow in accordance with terms of their June 2003 issuance. These remaining common shares were released July 2, 2009.
As of June 30, 2008 and 2009, we had authorized, issued and outstanding 5,646,395 prepaid stock purchase warrants which are convertible at the option of the holders into an equal number of the Company’s common shares without any payment of additional cash. We consider the prepaid warrants as equivalent to common shares for the purpose of computing losses per share.
At June 30, 2009 we had 1,866,875 and at June 30, 2008, 2,258,594 outstanding exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into an equal number of common shares of the Company at no additional cash consideration. As at June 30, 2008 and June 30, 2009, 1,399,687 of the issued exchangeable preferred shares remained in escrow.
In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005, there were 22,565 convertible preferred shares issued and outstanding as at June 30, 2008. In November and December 2008, we converted 21,085 convertible preferred shares to convertible debentures. At June 30, 2009, 3,325 convertible preferred shares — series A remain. Each convertible preferred share is convertible into 400 common shares of the Company. At June 30, 2008, 9,026,000 common shares of the Company had been allotted for future conversion. As of June 30, 2009, 1,330,000 in common shares had been allotted for future conversion.
As of June 30, 2009, 11,141,750 stock options with a weighted average exercise price of $0.25 as well as 37,122,840 share purchase warrants (100% equivalent units) with exercise prices ranging from $0.10 to $1.34 were outstanding. As at October 23, 2009, 12,029,500 options and 40,831,811 of share purchase warrants were outstanding with no exercises subsequent to June 30, 2009. The Warrant Certificate entitles the holder to surrender the warrant and to receive in exchange a lesser number of shares than the holder would have received had the holder paid cash to exercise the warrant, and the reduction of common shares received by the holder is equivalent, at the market price on the exercise date, to the amount of cash that would have been paid to exercise the warrant.

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INNEXUS BIOTECHNOLOGY INC.
Current Outlook and Business Risk Factors
Our company continues to concentrate on developing itself as well as our science, product candidates and credibility in the pharmaceutical industry. We continue to build a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and our Board of Directors. Our state-of-the-art research & development laboratories located on the campus of the Mayo Clinic are staffed with a team of qualified professionals focused on the development of DXL™ products. In March 2009, we had a meeting with the FDA, where the agency expressed clear support for our product development plans following a comprehensive review of the proposed clinical pathway for our lead preclinical candidate, DXL625 (CD20) for the prospective treatment of Non-Hodgkin’s Lymphoma and/or Chronic Lymphocytic Leukemia. The agency also provided a Manufacturing Exception Approval allowing us to manufacture all clinical material needed for DXL625’s Phase l human trial, in our facilities located on the campus of Mayo Clinic in Scottsdale, Arizona. We are securing long-term partners and obtaining funding using equity placements and debt financing so we can advance our products on to the next level of clinical approval.
The antibody industry is growing at an unprecedented rate. Today, it is estimated to have over $30 billion in world-wide sales, and antibodies are expected to be the pharmaceutical industry’s leading choice for the development of new therapeutic compounds. We continue to progress our research and believe we are positioned to take advantage of these market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry over the next decade. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products.
Technology platform companies face many and varied risks, many of which are the same industry risks faced by companies in direct research and development of pharmaceutical products. While InNexus strives to manage such risks to the extent possible and practical, risk management cannot completely eliminate risk. The following factors are those the Company’s management believes are most important in the context of the Company’s business.
We continue to grow our biotechnology development business but we have no developed or approved products incorporating our DXL™ technologies. We currently rely solely on our DXL™ technology, and if our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be impaired or non-existent. In addition, we have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. If we are unable to develop monoclonal antibody based products utilizing our DXL™ technology platform, we will not be able to achieve profitable operations. As a result, we will need to raise additional capital at favorable terms to fund our operations. The lack of additional capital or profitable products stemming from either internal development or collaborative arrangements could dilute our shareholders’ equity or eventually compel us to cease operations.
We are dependent upon our key personnel, the loss of whom would make it difficult to manage our business operations and may jeopardize the development of our DXL™ products. While we have been able to attract and retain skilled and experienced personnel in the past, no assurance can be given that we will be able to do so in the future.
Any potential products resulting from our DXL™ technology will require research and development and significant testing before they may be marketed commercially. Furthermore, it is uncertain whether any of our potential products will gain regulatory approval, which can be a long process and could delay our ability to market the product and generate revenues. Our technology may also become obsolete or otherwise fail to keep pace with the industry’s evolving requirements. Failure to obtain market acceptance for products would negatively impact our revenue and ability to operate profitably.

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INNEXUS BIOTECHNOLOGY INC.
From time to time we are involved in litigation relating to claims arising from our operations in the normal course of business. We utilize various risk management strategies, including employee education and the maintenance of liability insurance against certain risks. Though all litigation contains inherent uncertainty, we do not currently believe that the resolution of any legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows in the future.
Our proprietary technology may require unpredictable and costly protection. Failure to protect our technology could result in additional competition for our potential products from third parties who may infringe on our technology. In addition, claims of infringement on proprietary rights of third parties may prevent us from marketing our technology or using it to develop products, or we may be required to enter into a license agreement to do so. These situations may negatively impact our ability to generate revenues, cash flows and earnings.
We could be exposed to significant liability claims and if we are unable to continue to obtain insurance at acceptable costs and adequate levels, we would be unable to protect ourselves against claims. Also, our business may be materially affected by cost-containment efforts of governmental and third party payers to reduce costs of health care, such as pricing restriction on pharmaceutical products, including ours.
Our strategy is to enter into various arrangements for clinical testing and eventual manufacturing, marketing and commercialization of some of our products and product candidates. We expect to enter into collaborations for the potential development and commercialization of our products and product candidates with other companies, pursuant to which we may receive additional funding, including milestone payments. We also intend to enter into additional corporate partnering agreements to develop and commercialize products and product candidates based upon our core technology. There can be no assurance, however, that we will be able to establish such additional collaborations on favorable terms, if at all, or that our current or future collaborative arrangements will be successful. Should any collaborative partner fail to successfully develop or commercialize any product or product candidate to which it has rights, or any of the partner’s products or product candidates to which we have rights, our business may be adversely affected. In addition, while we believe that our actual and eventual collaborative partners will have sufficient economic motivation to continue their funding, there can be no assurance that any of these collaborations will be continued or will result in successfully commercialized products or product candidates. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products or product candidates arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products or product candidates either on their own or in collaboration with others, including our competitors.
The market price of our common shares could be subject to wide fluctuations in response to, and may be adversely affected by, quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations. We are also subject to currency exchange rate fluctuations between the Canadian, US and Barbadian dollars. Exchange rate volatility can have a significant effect on the market prices of securities issued by companies for reasons unrelated to their operating performance. No dividends have been paid to date on our common shares. We anticipate that for the foreseeable future our earnings, if any, will be retained for use in our business and that no cash dividends will be paid on the common shares.

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INNEXUS BIOTECHNOLOGY INC.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.
The Company is not required to file an Annual Information Form under current security legislation and thus has not filed one.
Disclaimer
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all of our documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.
Forward-Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.
Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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Certification of Annual Filings
Venture Issuer Basic Certificate
I, Jeff Morhet, Chief Executive Officer of INNEXUS BIOTECHNOLOGY INC., certify the following:
1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of InNexus Biotechnology Inc. (the issuer) for the financial year ended June 30, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 26, 2009

“Jeff Morhet” Jeff Morhet, CEO
NOTE TO READER
In contrast to the certificate required under multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:
i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.
Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

2

Certification of Annual Filings
Venture Issuer Basic Certificate
I, David Petulla, Chief Financial Officer of INNEXUS BIOTECHNOLOGY INC., certify the following:
1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of InNexus Biotechnology Inc. (the issuer) for the financial year ended June 30, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 26, 2009

“David Petulla” David Petulla, CFO
NOTE TO READER
In contrast to the certificate required under multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:
i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.
Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

2